    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 1999.


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                AMENDMENT NO. 2


                                       to
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         INTERLINQ SOFTWARE CORPORATION
                              (Name of the Issuer)


                         INTERLINQ Software Corporation
                                Jiri M. Nechleba
                              William R. Hambrecht
                           W.R. Hambrecht + Co., LLC
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   458753100


                      (CUSIP Number of Class of Securities)


          Linda A. Schoemaker                     Kenneth L. Guernsey
           Alexander T. Allen                       James R. Jones
            Perkins Coie LLP                      Cooley Godward LLP
     1201 Third Avenue, 40th Floor          One Maritime Plaza, 20th Floor
       Seattle, Washington 98101         San Francisco, California 94111-3580
             (206) 583-8888                         (415) 693-2000

          (Name, Address, and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)


    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [X] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION(1)                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$44,251,101                                             $8,851
================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $7,866               Filing party:  INTERLINQ Software
                                                              Corporation


Form or registration no.: Registration         Date filed: January 26, 1999
                          Statement on Form S-4


(1) For purposes of calculation of the filing fee only, this amount is based on (i) 5,128,662 (the number of shares of Interlinq common stock outstanding as of January 21, 1999) minus 3,403,439 (the number of shares of Interlinq common stock to be retained and issued in the Merger) multiplied by $9.25 (the cash consideration per share of Interlinq common stock), plus (ii) 3,403,439 (the number of shares of Interlinq common stock to be retained and issued in the Merger) multiplied by $8.313 (the average of the high and low sales prices of Interlinq common stock on the Nasdaq National Market on January 22, 1999, which sum has been multiplied by 1/50th of one percent. As permitted by Rule 0-11(a) under the Securities Exchange Act of 1934, as amended, the amount paid by Interlinq indicated below has been subtracted and the balance ($985) transferred by electronic funds transfer to the Commission.

INTRODUCTION.


        This Rule 13e-3 Transaction Statement on Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") on behalf of INTERLINQ Software Corporation, a Washington corporation ("Interlinq"), Jiri M. Nechleba, William R. Hambrecht and W.R. Hambrecht + Co., LLC ("W.R. Hambrecht + Co.") with respect to the proposed merger pursuant to which Terlin, Inc., a Washington corporation ("Terlin"), will merge with and into Interlinq with Interlinq as the surviving corporation (the "Merger"). As a result of the Merger, Interlinq may become a private company, and shares of Interlinq common stock may not trade publicly on the Nasdaq National Market. In addition, affiliates of Terlin, including W.R. Hambrecht/INLQ, LLC and allied entities, expect to beneficially own approximately 63.3% of Interlinq common stock immediately following the Merger.



        If the Merger is completed, 1,250,000 shares of Interlinq common stock outstanding prior to the Merger will remain outstanding, and all other outstanding shares of Interlinq common stock will be converted into the right to receive a cash payment of $9.25 per share (the "Cash-Out Amount"). In addition, each of the approximately 2,150,000 shares of Terlin that will be outstanding immediately prior to the Merger will be converted into one share of Interlinq common stock in the Merger. Accordingly, Interlinq will have approximately 3,400,000 shares of common stock outstanding after the Merger. Subject to certain limitations and the terms described in the Proxy Statement/Prospectus, contained in Amendment No. 2 to Form S-4, Interlinq shareholders will be able to elect, as to all or a part of such shareholder's shares of Interlinq common stock, to retain such shares and continue to own them after the Merger. If holders of more than 1,250,000 shares of Interlinq common stock elect to retain their shares, shareholders making that election will retain shares pro rata based on the number of shares they initially requested to retain, and will receive the Cash-Out Amount for their remaining shares. If holders of fewer than 1,250,000 shares elect to retain their shares, shareholders who would otherwise receive the Cash-Out Amount for all of their shares will instead retain a pro rata portion of their shares.



        This Amendment No. 2 to Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").



        The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4, filed with the SEC on the date hereof immediately prior to the filing of this Amendment No. 2 to Schedule 13E-3. The cross-referenced information in the Proxy Statement/Prospectus, including appendices A, C, D, E and F thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the cross-referenced provisions of the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4.

                              CROSS REFERENCE SHEET


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THIS TRANSACTION.

        (a)..................Cover Page; SUMMARY--The Companies; DESCRIPTION OF
                             INTERLINQ CAPITAL STOCK

        (b) .................STOCK PRICE AND DIVIDEND INFORMATION; DESCRIPTION
                             OF INTERLINQ CAPITAL STOCK

        (c) .................STOCK PRICE AND DIVIDEND INFORMATION

        (d) .................STOCK PRICE AND DIVIDEND INFORMATION

        (e) .................Not applicable


        (f) .................PRINCIPAL HOLDERS OF OUR VOTING SECURITIES--
                             Transactions by Persons in Interlinq Common Stock


ITEM 2.  IDENTITY AND BACKGROUND.


        (a) -- (d),(g)...........DIRECTOR AND EXECUTIVE OFFICER
                                 INFORMATION--Directors; --Executive Officers;
                                 SPECIAL FACTORS--Interests of Persons in the Merger


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


        (a)..................DEBT FINANCING; EQUITY FINANCING OF TERLIN
                             SPECIAL FACTORS--Background of the Merger;--
                             Interests of Persons in the Merger



        (b) .................SPECIAL FACTORS--Background of the Merger;--
                             Interests of Persons in the Merger; --Management Following the Merger; THE MERGER AGREEMENT--Effect of the Merger on Stock Options; --Indemnification of Directors and Officers Under Merger Agreement; DIRECTOR AND EXECUTIVE OFFICER INFORMATION-- Directors; --Executive Officers; DEBT FINANCING; EQUITY FINANCING OF TERLIN


ITEM 4.  TERMS OF THE TRANSACTION.


        (a)..................SUMMARY; SPECIAL FACTORS; THE MERGER AGREEMENT;
                             REVERSE STOCK SPLIT; RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS; DEBT FINANCING; EQUITY FINANCING OF TERLIN



        (b) .................SPECIAL FACTORS--Background of the Merger;--
                             Interests of Persons in the Merger; THE MERGER AGREEMENT--Effect of the Merger on Stock Options; STOCK OPTION PLANS--Description of the Plans; DEBT FINANCING; EQUITY FINANCING OF TERLIN


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)..................SUMMARY--Reverse Stock Split; REVERSE STOCK SPLIT;

        (b) .................Not applicable

        (c) .................SPECIAL FACTORS--Management Following the Merger;
                             DIRECTOR AND EXECUTIVE OFFICER INFORMATION--
                             Directors; AMENDMENTS TO ARTICLES AND BYLAWS

        (d) .................RISK FACTORS--Risks Associated with the Merger;
                             SPECIAL FACTORS--Some Effects of the Merger; -- Sources and Uses of Funds; THE MERGER AGREEMENT-- Financing; DEBT FINANCING


        (e) .................Not applicable

        (f) -- (g) ..........RISK FACTORS--Risks Associated with the Merger;
                             SPECIAL FACTORS--Nasdaq Delisting; REVERSE STOCK SPLIT

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)..................DEBT FINANCING; EQUITY FINANCING OF TERLIN; SPECIAL
                             FACTORS--Sources and Uses of Funds


        (b) .................SPECIAL FACTORS--Sources and Uses of Funds; THE
                             MERGER AGREEMENT--Termination;--Fees and Expenses

        (c) .................SPECIAL FACTORS--Sources and Uses of Funds; DEBT
                             FINANCING

        (d) .................Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


        (a)..................SUMMARY--Reasons for Merger; SPECIAL FACTORS--
                             Background of Merger;--Purpose and Structure of Merger;--Broadview's Fairness Opinion


        (b) .................SPECIAL FACTORS--Background of Merger


        (c) .................SUMMARY--Reasons for the Merger; SPECIAL FACTORS
                             --Background of the Merger;--Fairness of the Merger;--Purpose and Structure of the Merger; SPECIAL FACTORS--Broadview's Fairness Opinion

        (d) .................RISK FACTORS--Risks Associated with the Merger;
                             SPECIAL FACTORS--Merger Consideration; Stock
                             Election;--Plans for Interlinq After the
                             Merger;--Interests of Persons in the
                             Merger;--Management Following the Merger;--Nasdaq Delisting;--Some Effects of the Merger; FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE REVERSE STOCK SPLIT; REVERSE STOCK SPLIT--Effects of the Reverse Stock Split; RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS; DIRECTOR AND EXECUTIVE OFFICER INFORMATION

ITEM 8.  FAIRNESS OF THE TRANSACTION.


        (a) -- (b)...........SUMMARY--Recommendation to Shareholders; SPECIAL
                             FACTORS--Recommendation of the Interlinq
                             Board;--Background of the Merger; --Fairness of the Merger; --Broadview's Fairness Opinion; REVERSE STOCK SPLIT--Reasons for the Reverse Stock Split

        (c) .................SUMMARY--The Merger; THE SPECIAL MEETING--Record
                             Date; Shares Entitled to Vote; SPECIAL
                             FACTORS--Purpose and Structure of the Merger; REVERSE STOCK SPLIT--Vote Needed for Approval

        (d) -- (e) ..........SUMMARY--Recommendation to Shareholders; SPECIAL
                             FACTORS--Background of the Merger;--Fairness of the Merger; --Broadview's Fairness Opinion; REVERSE STOCK SPLIT--Reasons for Reverse Stock Split


        (f) .................Not applicable

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


        (a) -- (c)...........SUMMARY--Reasons for Merger; SPECIAL
                             FACTORS--Reasons for the Merger;--Fairness of the Merger;--Broadview's Fairness Opinion


ITEM 10.  INTERESTS IN SECURITIES OF THE ISSUER.


        (a)..................SPECIAL FACTORS--Interests of Persons in the
                             Merger; PRINCIPAL HOLDERS OF OUR VOTING SECURITIES; UNAUDITED PRO FORMA FINANCIAL INFORMATION

        (b) .................PRINCIPAL HOLDERS OF OUR VOTING
                             SECURITIES--Transactions by Persons in Interlinq Common Stock


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


 .............................SPECIAL FACTORS--Interests of Persons in the
                             Merger; DEBT FINANCING; EQUITY FINANCING OF TERLIN; STOCK OPTION PLANS-Description Of The Plans

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


        (a) and (b)..........SPECIAL FACTORS--Recommendation of the Interlinq
                             Board;--Interests of Persons in the Merger;
                             PRINCIPAL HOLDERS OF OUR VOTING SECURITIES


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


        (a)..................RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS


        (b) .................Not applicable

        (c) .................Not applicable

ITEM 14.  FINANCIAL INFORMATION.


        (a) and (b)..........SELECTED FINANCIAL INFORMATION; UNAUDITED PRO FORMA
                             FINANCIAL INFORMATION;


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


 .............................SPECIAL FACTORS--Interests of Persons in the
                             Merger; THE SPECIAL MEETING--Proxies; Adjournments; Proxy Solicitations


ITEM 16.  ADDITIONAL INFORMATION.


 .............................No further references.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a) .................Not applicable


        (b) .................Appendix B; Exhibits 10.3, 99.4, 99.5, 99.6, 99.7,
                             99.8, 99.9


        (c)(1) ..............Appendix A

        (d) .................Proxy Statement/Prospectus and related Notice of
                             Special Meeting

        (e) .................Appendix F

        (f) .................Not applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THIS TRANSACTION.


        (a) The information set forth on the cover page and under "SUMMARY - The Companies" and "DESCRIPTION OF INTERLINQ CAPITAL STOCK" of the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "STOCK PRICE AND DIVIDEND INFORMATION" and "DESCRIPTION OF INTERLINQ CAPITAL STOCK" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (c) The information set forth on under "STOCK PRICE AND DIVIDEND INFORMATION" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (d) The information set forth under "STOCK PRICE AND DIVIDEND INFORMATION" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (e)    Not applicable.


        (f) The information set forth under "PRINCIPAL HOLDERS OF OUR VOTING SECURITIES" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.


        This Amendment No. 2 to Schedule 13E-3 is being filed by Interlinq, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, Jiri M. Nechleba, the President, Chief Executive Officer and Chairman of the Board of Interlinq, and William R. Hambrecht, and W.R. Hambrecht + Co., affiliates of Interlinq pursuant to, Rule 13e-3.


        (a) through (g)  Not applicable to Interlinq.


        Information for Interlinq's executive officers and directors other than Jiri Nechleba relating to items (a) (b) and (c) is as follows:



NAME                     ADDRESS                            COMPANY                            TITLE
----                     -------                            -------                            -----
Steve Yount              11980 NE 24th Street               Interlinq                          EVP & CFO
                         Bellevue, WA 98005

Pat Graham               11980 NE 24th Street               Interlinq                          EVP
                         Bellevue, WA 98005

                         150 N. Martingale Road             A.C. Nielsen Co.                   EVP
                         Schaumburg, Illinois 60173

Theodore Wight           305 - 108th Ave NE, 2nd Floor      Pacific Northwest Partners SBIC    General Partner
                         Bellevue, WA 98004

Robert J. Gallagher      1550 Felta Road                    Independent Consultant             Independent Consultant
                         Healdsburg, CA 95448

                         3883 Airway Drive                  North American Mortgage Company    Senior VP, CFO, EVP and Chief Admin
                         Santa Rosa, California 94975                                          Officer

Robert W. O'Rear         9001 NE 26th Street                O'Rear Cattle, Inc.                President
                         Bellevue, WA 98004



        The biographical information set forth for the above-named executive officers and directors under "DIRECTOR AND EXECUTIVE OFFICER INFORMATION -- Directors; -- Executive Officers" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.




        W.R. Hambrecht + Co. is a limited liability company organized under the laws of the state of California. Its principal business is investment banking and its offices are located at 550 15th Street, San Francisco, California.

        (a)    Jiri M. Nechleba; William R. Hambrecht

        (b)    Jiri M. Nechleba: 11980 N.E. 24th St.
                                 Bellevue, Washington 98005

               William R. Hambrecht: 550 15th St.
                                     San Francisco, California 94103

        (c) Jiri M. Nechleba is the President, Chief Executive Officer and Chairman of the Board of Interlinq at the address referenced by his name in
Item 2(b) above.

        William R. Hambrecht is Chairman and Chief Executive Officer of W.R. Hambrecht + Co. at the address referenced by his name in Item 2(b) above.


        (d) Jiri M. Nechleba: The biographical information set forth for Mr. Nechleba under "DIRECTOR AND EXECUTIVE OFFICER INFORMATION--Directors" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference. Mr. Nechleba's prior business address with A.C. Nielsen Co. was 150 N. Martingale Rd., Schaumburg, Illinois. William R.
Hambrecht: The biographical information set forth for Mr. Hambrecht in "SPECIAL FACTORS--Interests of Persons in the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference. Mr. Hambrecht's prior business address with Hambrecht & Quist was 1 Bush Street, San Francisco, California.


        (e) During the last five years, none of the individuals or entities referenced in Item 2 above have been convicted in a criminal proceeding.

        (f) During the last five years, none of the individuals or entities referenced in Item 2 above have been party to a civil proceeding of a judicial or administrative body of court of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) Jiri M. Nechleba, William R. Hambrecht, Stephen A. Yount, Patricia Graham, Robert W. O'Rear, Robert J. Gallagher and Theodore M. Wight are all U.S. citizens.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


        (a) (1) and (2) The information set forth under "DEBT FINANCING" "SPECIAL FACTORS - Background of the Merger" and "- Interests of Persons in the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger," "- Interests of Persons in the Merger" and "- Management Following the Merger," "THE MERGER AGREEMENT - Effect of the Merger on Stock Options,"
"- Indemnification of Directors and Officers Under the Merger Agreement" "DIRECTOR AND EXECUTIVE OFFICER INFORMATION - Directors; - Executive Officers"; "DEBT FINANCING," and "EQUITY FINANCING OF TERLIN" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.


        (a) The information set forth under "SUMMARY," "SPECIAL FACTORS," "THE MERGER AGREEMENT," "DEBT FINANCING," "EQUITY FINANCING OF TERLIN," "REVERSE STOCK SPLIT" and

RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger," "- Interests of Persons in the Merger" "THE MERGER AGREEMENT - Effect of Merger Stock Options" "DEBT FINANCING," "EQUITY FINANCING OF TERLIN" and "STOCK OPTION PLANS - Description of the Plans" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


        (a) The information set forth under "SUMMARY - Reverse Stock Split" and "REVERSE STOCK SPLIT" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (b)    Not applicable.


        (c) The information set forth under "SPECIAL FACTORS - Management Following the Merger" and "DIRECTOR AND EXECUTIVE OFFICER INFORMATION - Directors" and "AMENDMENTS TO ARTICLES AND BY-LAWS" in the Proxy Statement/ Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (d) The information set forth under "RISK FACTORS - Risks Associated with the Merger," "SPECIAL FACTORS - Some Effects of the Merger," " - Sources and Uses of Funds" and "THE MERGER AGREEMENT - Financing" and "DEBT FINANCING" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (e)    Not applicable.


        (f) and (g) The information set forth under "RISK FACTORS - Risks Associated with the Merger," "SPECIAL FACTORS - Nasdaq Delisting" and "REVERSE STOCK SPLIT" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        (a) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds" "DEBT FINANCING" and "EQUITY FINANCING OF TERLIN" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds," "THE MERGER AGREEMENT - Termination" and "- Fees and Expenses" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds" and "DEBT FINANCING" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (d)    Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a) The information set forth under "SUMMARY - Reasons for the Merger," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Purpose and Structure of the Merger" and "--Broadview's Fairness Opinion" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SUMMARY - Reasons for the Merger," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "- Purpose and Structure of the Merger" and "--Broadview's Fairness Opinion" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (d) The information set forth under "RISK FACTORS - Risks Associated With the Merger" "SPECIAL FACTORS - Merger Consideration; Stock Election," "- Plans for Interlinq After the Merger," "--Interests of Persons in the Merger," "--Management Following the Merger," "--Nasdaq Delisting," "- Some Effects of the Merger," "--FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND REVERSE STOCK SPLIT," "REVERSE STOCK SPLIT - Effects of the Reverse Stock Split," "RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS" and "DIRECTOR AND EXECUTIVE OFFICER INFORMATION - DIRECTORS" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


        (a) and (b) The information set forth under "SUMMARY - Recommendation to Shareholders," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Broadview's Fairness Opinion," "--Recommendation of the Interlinq Board"; "REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split" and "APPENDIX B - Opinion of Broadview International LLC" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SUMMARY-the Merger" "THE SPECIAL MEETING - Record Date; Shares Entitled to Vote; Vote Required," "SPECIAL FACTORS-Purpose and Structure of the Merger" and "REVERSE STOCK SPLIT - Vote Needed for Approval" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (d) and (e) The information set forth under "SUMMARY - Recommendation to Shareholders," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Broadview's Fairness Opinion," and "REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split;" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (f)    Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


        (a) - (c) The information set forth under "SUMMARY - Reasons for the Merger," "--Broadview's Fairness Opinion," "SPECIAL FACTORS - Reasons for the Merger," "--

Fairness of Merger," and "--Broadview's Fairness Opinion," in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.



ITEM 10.  INTERESTS IN SECURITIES OF THE ISSUER.



        (a) The information set forth under "SPECIAL FACTORS - Interests of Persons in the Merger" and "PRINCIPAL HOLDERS OF OUR VOTING SECURITIES" and "UNAUDITED PRO FORMA FINANCIAL INFORMATION" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "PRINCIPAL HOLDERS OF OUR VOTING SECURITIES - Transactions by Persons in Interlinq Common Stock" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.



ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


        The information set forth under "SPECIAL FACTORS - Interests of Persons in the Merger" "DEBT FINANCING," "EQUITY FINANCING OF TERLIN," and "STOCK OPTION PLANS--DESCRIPTION OF THE PLANS," in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


        (a) and (b) The information set forth under "SPECIAL FACTORS - Recommendation of the Interlinq Board," "-- Interests of Persons in the Merger" and "PRINCIPAL HOLDERS OF OUR VOTING SECURITIES" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


        (a) The information set forth under "RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


        (b)    Not applicable.

        (c)    Not applicable.

ITEM 14.  FINANCIAL INFORMATION.


        (a) and (b) The information set forth under "SELECTED FINANCIAL INFORMATION" and "UNAUDITED PRO FORMA FINANCIAL INFORMATION" in the Proxy Statement/Prospectus is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13e-3, financial data in Interlinq's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and Interlinq's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 as well as financial data in the subsequent amendment to the Annual Report on Form 10-K filed March 10, 1999 and the subsequent amendment to the Quarterly Report on Form 10-Q filed March 10, 1999, is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


        The information set forth under "SPECIAL FACTORS - Interests of Persons in the Merger" "SPECIAL MEETING--Proxies; Adjournments; Proxy Solicitation" in the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4 is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.


        No Further references.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)    Not applicable.


        (b) Opinion of Broadview International LLC (incorporated by reference to Appendix B to the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4), Exhibits 10.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9.


        (c) (1) Agreement and Plan of Merger, dated December 29, 1998, between Interlinq and Terlin (incorporated by reference to Appendix A to the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4).

               (2)    Form of Voting Agreement (incorporated by reference to
                      Exhibit 10.1 to the Registration Statement on Amendment No. 2 to Form S-4 filed by Interlinq on the date hereof).

        (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed under a Registration Statement on Amendment No. 2 to Form S-4 by Interlinq on the date hereof).

        (e) Chapter 23B.13 of the Washington Business Corporation Act (incorporated by reference to Appendix F to the Proxy Statement/Prospectus contained in Amendment No. 2 to Form S-4).


        (f)    Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     April 26, 1999
                                     -------------------------------------------
                                     (Date)
                                      INTERLINQ Software Corporation


                                     /s/ JIRI M. NECHLEBA
                                     -------------------------------------------
                                     (Signature)
                                     Jiri M. Nechleba
                                     Chairman, Chief Executive Officer
                                     and President
                                     -------------------------------------------
                                     (Name and Title)



                                     April 26, 1999
                                     -------------------------------------------
                                     (Date)


                                     /s/ JIRI M. NECHLEBA
                                     -------------------------------------------
                                     Jiri M. Nechleba




                                     April 26, 1999
                                     -------------------------------------------
                                     (Date)
                                     W.R. Hambrecht + Co., LLC


                                     /s/ WILLIAM R. HAMBRECHT
                                     -------------------------------------------
                                     (Signature)
                                     William R. Hambrecht
                                     Chairman, President and Chief Executive
                                     Officer

                                     April 26, 1999
                                     -------------------------------------------
                                     (Date)


                                     /s/ WILLIAM R. HAMBRECHT
                                     -------------------------------------------
                                     William R. Hambrecht